GIROUX CONSULTANTS LIMITED

1215 – 675 W. Hastings St.
Vancouver, BC V6B 1N2
Tel: (604) 684-0899
Email: gclmail@telus.net

CONSENT

TO:
TSX Exchange
British Columbia Securities Commission
Alberta Securities Commission

Re: Filing of Crosshair Exploration & Mining Corp. Mineral Resource News Release

I, Mr. Gary Giroux, P. Eng, do hereby consent to the filing of the news release titled “Crosshair Delivers Substantial Growth to Upper C Zone Uranium Resource and Defines New Resources” on the Central Mineral Belt Project dated on or about August 7, 2008, on SEDAR. I also consent to the filing of the News Release with the securities regulatory authorities referred to above and any publication by them, including electronic publication in the public company files on their websites accessible by the public.

Dated this 7th day of August, 2008

“G.H. Giroux”
________________________
Gary Giroux, P.Eng.